                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 1
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       INTEGRATED LIVING COMMUNITIES, INC.
                            (NAME OF SUBJECT COMPANY)

                              SLC ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                          WHITEHALL STREET REAL ESTATE
                             LIMITED PARTNERSHIP VII
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    45813N10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MICHAEL K. KLINGHER
                                 85 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 902-1000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                             ROBERT B. SCHUMER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                                -----------------

                            CALCULATION OF FILING FEE

         Transaction Valuation*                           Amount of Filing Fee*
            $86,590,975                                        $17,318.20

* The transaction valuation assumes the purchase of shares of Common Stock at $11.50 per share in cash, which is based on (i) the number of shares of Common Stock represented by the Company to be outstanding, which number is 6,697,900 and (ii) the number of shares underlying outstanding stock options, which number is 831,750. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:...................  $17,318.20
Form or Registration No.:.................  Schedule 14D-1 and Schedule 13D
Filing Party:.............................  Whitehall Street Real Estate Limited
                                            Partnership VII and SLC Acquisition
                                            Corp.
Date Filed:...............................  June 5, 1997

TOTAL OF SEQUENTIALLY NUMBERED PAGES:
EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGE

 1.   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SLC Acquisition Corp. -- 75-2709884

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
      (SEE INSTRUCTIONS)                                                 (b) [ ]

 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS

      AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(E) OR 2(F)                                         [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,646,851

 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES. (SEE INSTRUCTIONS.)                           [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      99.2 Percent

10.   TYPE OF REPORTING PERSON

      CO

 1.   NAME OF REPORTING PERSON
      SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Whitehall Street Real Estate Limited Partnership VII -- 75-2637050

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
      (SEE INSTRUCTIONS)                                                 (b) [ ]

 3.   SEC USE ONLY

 4.   SOURCES OF FUNDS

      OO, AF

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(E) OR 2(F)                                         [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,646,851

 8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      EXCLUDES CERTAIN SHARES. (SEE INSTRUCTIONS.)                           [ ]

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      99.2 Percent

10.   TYPE OF REPORTING PERSON

      PN

         This Amendment No. 1 (Final Amendment) amends and supplements the Tender Offer Statement of Whitehall Street Real Estate Limited Partnership VII (the "Parent") and SLC Acquisition Corp. (the "Purchaser") on Schedule 14D-1, including the statement on Schedule 13D (the "Schedule 14D-1"), filed on June 5, 1997, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 (the "Shares"), of Integrated Living Communities, Inc. (the "Company") at $11.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"), copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The information set forth in Item 6 of the Schedule 14D-1 is hereby amended and supplemented by the following:

         At 12:00 midnight, New York City time, on Wednesday, July 2, 1997, the Offer expired. Based on a preliminary count, approximately 6,646,851 Shares were tendered pursuant to the Offer, of which 2,503,050 were tendered pursuant to notices for guaranteed delivery. On July 3, 1997, effective as of 12:01 a.m., New York City time, all Shares validly tendered and not withdrawn were accepted for payment by the Purchaser, subject to the terms of the Offer. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         The information set forth in Item 10(f) of Schedule 14D-1 is hereby amended and supplemented by the following:

         The Offer of the Purchaser to purchase all outstanding Shares expired at 12:00 midnight, New York City time, on Wednesday, July 2, 1997. The tendered Shares were accepted by the Purchaser for payment at 12:01 a.m., New York City time, on July 3, 1997, subject to the terms of the Offer. The Parent and the Purchaser issued a press release on July 3, 1997, in connection with the expiration of the Offer, the text of which is attached hereto as exhibit (a)(9) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(9) Text of Press Release, dated July 3, 1997.


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
                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 1997


                                      SLC Acquisition Corp.

                                      By: /s/ ELIZABETH A. O'BRIEN
                                         --------------------------
                                         Name: Elizabeth A. O'Brien
                                         Title: Vice-President


                                      Whitehall Street Real Estate Limited
                                        Partnership VII

                                      By: Whitehall Advisors, L.P. VII,
                                            its general partner,

                                      By: WH Advisors, Inc.,
                                            its general partner,

                                      By: /s/ MICHAEL K. KLINGHER
                                          -------------------------
                                          Name: Michael K. Klingher
                                          Title: Vice-President



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                                  EXHIBIT INDEX

                                                                   Page No.
Exhibit                                                        in Sequentially
  No.                       Title                               Numbered Copy
-------                     -----                              ---------------
99(a)(9)     Text of Press Release, dated July 3, 1997.



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